UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

OneMain Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68268W103

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68268W103	13D	Page 1 of 18

1. Names of Reporting Persons.
OMH (ML), L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power
0 shares

8. Shared Voting Power
0 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
10,010,208 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
10,010,208 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
7.6%
14. Type of Reporting Person
PN

CUSIP No. 68268W103	13D	Page 2 of 18

1. Names of Reporting Persons.
OMH (ML) GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power
0 shares

8. Shared Voting Power
0 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
10,010,208 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
10,010,208 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
7.6%
14. Type of Reporting Person
OO

CUSIP No. 68268W103	13D	Page 3 of 18

1. Names of Reporting Persons.
V-OMH (ML) II, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power
0 shares

8. Shared Voting Power
0 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
7,552,292 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,552,292 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
5.7%
14. Type of Reporting Person
PN

CUSIP No. 68268W103	13D	Page 4 of 18

1. Names of Reporting Persons.
V-OMH (ML) GP II, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power
0 shares

8. Shared Voting Power
0 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
7,552,292 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,552,292 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
5.7%
14. Type of Reporting Person
PN

CUSIP No. 68268W103	13D	Page 5 of 18

1. Names of Reporting Persons.
OMH Holdings, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power
0 shares

8. Shared Voting Power
17,562,500 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
17,562,500 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
17,562,500 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
13.3%
14. Type of Reporting Person
PN

CUSIP No. 68268W103	13D	Page 6 of 18

1. Names of Reporting Persons.
Apollo Uniform GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power
0 shares

8. Shared Voting Power
17,562,500 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
17,562,500 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
17,562,500 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
13.3%
14. Type of Reporting Person
OO

CUSIP No. 68268W103	13D	Page 7 of 18

1. Names of Reporting Persons.
Apollo Management VIII, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power
0 shares

8. Shared Voting Power
17,562,500 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
17,562,500 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
17,562,500 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
13.3%
14. Type of Reporting Person
PN

CUSIP No. 68268W103	13D	Page 8 of 18

1. Names of Reporting Persons.
AIF VIII Management, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power
0 shares

8. Shared Voting Power
17,562,500 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
17,562,500 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
17,562,500 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
13.3%
14. Type of Reporting Person
OO

CUSIP No. 68268W103	13D	Page 9 of 18

1. Names of Reporting Persons.
Apollo Management, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power
0 shares

8. Shared Voting Power
17,562,500 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
17,562,500 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
17,562,500 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
13.3%
14. Type of Reporting Person
OO

CUSIP No. 68268W103	13D	Page 10 of 18

1. Names of Reporting Persons.
Apollo Management GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power
0 shares

8. Shared Voting Power
17,562,500 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
17,562,500 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
17,562,500 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
13.3%
14. Type of Reporting Person
OO

CUSIP No. 68268W103	13D	Page 11 of 18

1. Names of Reporting Persons.
Apollo Management Holdings, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power
0 shares

8. Shared Voting Power
17,562,500 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
17,562,500 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
17,562,500 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
13.3%
14. Type of Reporting Person
PN

CUSIP No. 68268W103	13D	Page 12 of 18

1. Names of Reporting Persons.
Apollo Management Holdings GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power
0 shares

8. Shared Voting Power
17,562,500 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
17,562,500 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
17,562,500 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
13.3%
14. Type of Reporting Person
OO

CUSIP No. 68268W103	13D	Page 13 of 18

Schedule 13D/A

Amendment No. 5

The information in this Amendment No. 5 to Schedule 13D (this “Fifth Amendment” or this “13D/A”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by OMH Holdings, L.P. and the other Reporting Persons therein described on July 3, 2018, relating to the common stock, par value $0.01 per share (the “Common Stock”), of OneMain Holdings, Inc. (the “Issuer”), as amended by Amendment No. 1 thereto filed on December 18, 2019, Amendment No. 2 thereto filed on February 18, 2021, Amendment No. 3 thereto filed on May 6, 2021 and Amendment No. 4 thereto filed on August 5, 2021 (as amended, the “Schedule 13D”).

This Fifth Amendment is filed, in part, to reflect that on August 16, 2021, OMH (ML), L.P. (“OMH” or the “Seller”) sold an aggregate of 8,050,000 shares of the Issuer’s Common Stock in an underwritten offering, as described below.

Except as set forth herein, the Schedule 13D remains unmodified.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)  See Items 11 and 13 on the cover page. The percentage ownership reported in Item 13 is based upon the 132,046,200 shares of Common Stock reported as outstanding in the prospectus supplement dated August 11, 2021, filed by the Issuer on August 13, 2021.

(b)  See Items 7 through 10 on the cover page.

(c)  On August 16, 2021, OMH sold 8,050,000 shares of Common Stock in an underwritten offering at a price of $56.72 per share, after underwriting discounts and commissions. On August 3, 2021, OMH sold 10,925,000 shares of Common Stock in an underwritten offering at a price of $58.36 per share, after underwriting discounts and commissions. Except as described above in this 13D/A, there have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

On August 11, 2021, the Seller entered into an agreement (the “Underwriting Agreement”) with the Issuer and Barclays Capital Inc., pursuant to which the Seller sold to the underwriter, and the underwriter purchased from the Seller an aggregate of 8,050,000 shares of the Issuer’s Common Stock (including up to 1,050,000 shares pursuant to the underwriter’s option to purchase additional shares as set forth in the Underwriting Agreement). The Seller and the Issuer agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make in respect of those liabilities. On August 12, 2021, the underwriter announced the exercise of its option to purchase the additional 1,050,000 shares of Common Stock.

On August 16, 2021, the Distribution Transaction Agreement was amended to increase the number of shares to be transferred to the Värde Stockholder to 4,944,066.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Underwriting Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

CUSIP No. 68268W103	13D	Page 14 of 18

Item 7.  Material to be Filed as Exhibits

Exhibit	Description
Exhibit A	Underwriting Agreement, dated as of August 11, 2021, by and among OMH (ML), L.P., OneMain Holdings, Inc., and Barclays Capital Inc. (attached as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36129) filed with the Securities and Exchange Commission on August 16, 2021 and incorporated herein in its entirety by reference)

CUSIP No. 68268W103	13D	Page 15 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2021

OMH HOLDINGS, L.P.

By:	Apollo Uniform GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
	Name:	William B. Kuesel
	Title:	Vice President

OMH (ML), L.P.

By:	OMH (ML) GP, LLC,
its general partner

	By:	OMH Holdings, L.P.,
its sole member

		By:	Apollo Uniform GP, LLC,
its general partner

			By:	/s/ William B. Kuesel
			Name:	William B. Kuesel
			Title:	Vice President

APOLLO UNIFORM GP, LLC

By:	/s/ William B. Kuesel
Name:	William B. Kuesel
Title:	Vice President

OMH (ML) GP, LLC

By:	OMH Holdings, L.P., its sole member

	By:	Apollo Uniform GP, LLC,
its general partner

		By:	/s/ William B. Kuesel
		Name:	William B. Kuesel
		Title:	Vice President

CUSIP No. 68268W103	13D	Page 16 of 18

V-OMH (ML) II, L.P.

By:	V-OMH (ML) GP II, LLC,
its general partner

	By:	OMH Holdings, L.P.,
its sole member

		By:	Apollo Uniform GP, LLC,
its general partner

			By:	/s/ William B. Kuesel
			Name:	William B. Kuesel
			Title:	Vice President

V-OMH (ML) GP II, LLC,

By:	OMH Holdings, L.P., its sole member

	By:	Apollo Uniform GP, LLC,
its general partner

		By:	/s/ William B. Kuesel
		Name:	William B. Kuesel
		Title:	Vice President

APOLLO MANAGEMENT VIII, L.P.

By:	AIF VIII Management, LLC,
its general partner

	By:	/s/ William B. Kuesel
	Name:	William B. Kuesel
	Title:	Vice President

AIF VIII MANAGEMENT, LLC

By:	/s/ William B. Kuesel
Name:	William B. Kuesel
Title:	Vice President

CUSIP No. 68268W103	13D	Page 17 of 18

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
	Name:	William B. Kuesel
	Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ William B. Kuesel
Name:	William B. Kuesel
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
	Name:	William B. Kuesel
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ William B. Kuesel
Name:	William B. Kuesel
Title:	Vice President

CUSIP No. 68268W103	13D	Page 18 of 18